UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	March 24, 2015

HARRIS CORPORATION
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1025 West NASA Blvd., Melbourne, Florida		32919
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	(321) 727-9100

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 8.01 Other Events

As previously disclosed, on February 5, 2015, Harris Corporation (“Harris”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Exelis Inc. (“Exelis”), and a wholly owned subsidiary of Harris. Capitalized terms not otherwise defined have the meaning set forth in the Merger Agreement.

The obligation of the parties to consummate the Merger is subject to, among other things, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) applicable to the Merger. Harris and Exelis filed the notification and report forms (the “Initial Filing”) required under the HSR Act with the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) on February 24, 2015.  On March 20, 2015, Harris withdrew the Initial Filing, and on March 24, 2015, Harris re-filed the notification and report form with the DOJ and the FTC. Due to the re-filing, the waiting period under the HSR Act is currently scheduled to expire on April 23, 2015, unless otherwise extended or terminated.

Harris continues to expect the closing of the transaction to occur in June 2015, subject to customary closing conditions.

Cautionary Statement Regarding Forward Looking Statements

Statements in this Current Report on Form 8-K that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Safe Harbor Provisions”). Harris uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the Safe Harbor Provisions. Harris cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that Exelis shareholders may not approve the Merger Agreement; the risk that the parties may not be able to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed transaction in a timely manner or at all; and the risk that financing for the proposed transaction may not be obtained on anticipated terms or at all. Further information relating to factors that may impact Harris’ and Exelis’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this Current Report on Form 8-K are made as of the date of its filing, and Harris disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris filed with the SEC a preliminary registration statement on Form S-4 that contains a proxy statement of Exelis and a prospectus of Harris. This Current Report on Form 8-K is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris Corporation will be made available free of charge on Harris Corporation’s website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/.

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

March 30, 2015	By:	/s/ Scott T. Mikuen

Name: Scott T. Mikuen
Title: Senior Vice President, General Counsel and Secretary